UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 19, 2018

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 19 March 2018

Release of 2016 and 2017 financial data restated under the IFRS15 accounting standard

The accounting standard IFRS15 Revenue from Contracts with Customers is applicable since 1 January 2018. Orange will start publishing its financial results under this standard for Q1 2018 results.

In order to prepare for IFRS15 changes, Orange published on 30 January 2018 an overview of the nature of the changes implied by this standard.

In addition, Orange is publishing today a summary on an historical basis (and on a comparable basis for 2016) providing per reporting segment its revenues, adjusted EBITDA, and EBITDA for 2016 and 2017 restated under IFR15.

These released data, unaudited, are available on Orange s corporate website :
https://www.orange.com/en/Investors/Results-and-presentation/Folder/Investor-days

About Orange

Orange is one of the world s leading telecommunications operators with sales of 41 billion euros in 2017 and 152,000 employees worldwide at 31 December 2017, including 93,000 employees in France. Present in 29 countries, the Group has a total customer base of 273 million customers worldwide at 31 December 2017, including 211 million mobile customers and 20 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan Essentials2020 which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Tom Wright; tom.wright@orange.com

Olivier Emberger; olivier.emberger@orange.com

ORANGE

Date: March 19, 2018	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations